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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACCURIDE CORPORATION
(Name of Subject Company (Issuer))

ACCURIDE CORPORATION
(Names of Filing Persons (Offerors))

7.5% Senior Convertible Notes due 2020
(Title of Class of Securities)

00439T AA5, 00439T AC1, U0045X AA9, 00439T AB3 and 00439T AG2
(CUSIP Numbers of Class of Securities)

Stephen A. Martin, Esq.
Senior Vice President/General Counsel
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
(812) 962-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

Copies to:

Christopher D. Lueking, Esq. Bradley C. Faris, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7680	Rodd M. Schreiber, Esq. Casey T. Fleck, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$404,823,252(1)	$28,864(2)

(1)
Estimated solely for the purpose of determining the filing fee and assuming conversion of all $145,525,001 outstanding principal amount of 7.5% Senior Convertible Notes due 2020 (the "Convertible Notes") into 34,600,278 shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), assuming completion of the 1-for-10 reverse stock split described in the Registration Statement on Form S-4, filed by the Issuer with the SEC on October 22, 2010. The transaction value is calculated as the product of (i) $11.70, which is the average of the bid and asked price per share for the Common Stock on October 18, 2010 as adjusted to reflect the reverse stock split, and (ii) 34,600,278, which represents the maximum number of shares of Common Stock that may be issued in connection with the conversion of $145,250,001 outstanding principal amount of the Convertible Notes, after giving effect to the reverse stock split.

(2)
The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28,864	Filing Party:	Accuride Corporation
Form or Registration No.:	Form S-4	Date Filed:	October 22, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1

  ☒
  issuer tender offer subject to Rule 13e-4

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTORY STATEMENT

        This tender offer statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the "SEC") by Accuride Corporation, a Delaware corporation ("Accuride" or the "Company"), in connection with its offer to increase the conversion rate for holders of Accuride's 7.5% Senior Convertible Notes due 2020 (the "Convertible Notes") who surrender Convertible Notes for conversion into shares of Accuride's common stock, par value $0.01 per share (the "Common Stock"), after giving effect to a proposed 1-for-10 reverse stock split of the Common Stock (such Common Stock, after giving effect to the proposed 1-for-10 reverse stock split, the "Post-Reverse Split Common Stock"), upon the terms and subject to the conditions described in the Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (the "Offer to Convert and Consent Solicitation/Prospectus") and the related Letter of Transmittal and Consent (which, together with any amendments or supplements thereto, collectively constitute the "Conversion Offer"). In the Conversion Offer, holders of Convertible Notes may surrender their Convertible Notes for conversion at a conversion rate of 238.2119 shares of Post-Reverse Split Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $4.20 per share of Post-Reverse Split Common Stock, plus cash paid in lieu of fractional shares.

        In connection with the Conversion Offer, Accuride is also soliciting consents to certain amendments to the indenture, dated as of February 26, 2010 (the "Indenture"), among Accuride, certain of its subsidiaries, as guarantors, and Wilmington Trust FSB, as trustee, pursuant to which the Convertible Notes were issued, to remove the conditions to Accuride's optional redemption of the Convertible Notes and permit Accuride to redeem the Convertible Notes, at par value, at any time, and to eliminate substantially all the restrictive covenants governing the Company's actions and events of default with respect to the Convertible Notes (the "Proposed Amendments"). Noteholders are required to deliver consents to the Proposed Amendments in order to participate in the Conversion Offer, and noteholders may not deliver consents to the Proposed Amendments unless they surrender their Convertible Notes for conversion in the Conversion Offer. Noteholders who validly surrender their Convertible Notes for conversion in the Conversion Offer will be deemed to have consented to the Proposed Amendments.

        On October 22, 2010, Accuride filed with the SEC a registration statement on Form S-4 (the "Registration Statement") of which the Offer to Convert and Consent Solictation/Prospectus forms a part. The terms and conditions of the Conversion Offer are set forth in the Offer to Convert and Consent Solicitation/Prospectus and the related Letter of Transmittal and Consent, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively.

        This tender offer statement on Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All information contained in the Offer to Convert and Consent Solicitation/Prospectus and the related Letter of Transmittal and Consent, and any prospectus supplement or other supplement thereto related to the Conversion Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1.    SUMMARY TERM SHEET.

        The information in the Offer to Convert and Consent Solicitation/Prospectus in the section entitled "Summary" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the issuer is Accuride Corporation, a Delaware corporation. The issuer's executive offices are located at 7140 Office Circle, Evansville, Indiana 47715. The Company's telephone number is (812) 962-5000.

        (b)   The subject class of securities is the Company's 7.5% Senior Convertible Notes due 2020. As of October 22, 2010, there were $145,250,001 principal amount of Convertible Notes outstanding.

        (c)   The Convertible Notes are not listed on any national securities exchange and there is no established trading market for the Convertible Notes, and trading in the Convertible Notes has been limited. The Common Stock into which the Convertible Notes are convertible trade on the Over-the-Counter Bulletin Board (the "OTCBB") under the symbol "ACUZ." The information with respect to the Common Stock in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Price Range of our Common Stock and Convertible Notes" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSONS.

        (a)   The Company is the filing person and the subject company. The business address and telephone number of the Company is set forth under Item 2(a) above. The names and business addresses of the executive officers and directors of the Company are set forth in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Management" and are incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Summary," "Questions and Answers About the Conversion Offer and Consent Solicitation," "The Conversion Offer and Consent Solicitation," "Comparison of Rights Between our Convertible Notes and our Common Stock" and "Certain Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.

        (b)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Interests of Directors and Officers" is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)   The Company is party to the following agreements, arrangements or understandings with respect to the Common Stock:

  (1)
  The Third Amended Joint Plan of Reorganization for Accuride Corporation, et al. attached as Exhibit (d)(1) and incorporated herein by reference.

  (2)
  The Confirmation Order for Third Amended Plan of Reorganization for Accuride Corporation, et al. attached as Exhibit (d)(2) and incorporated herein by reference.

  (3)
  The Letter dated May 17, 2010 from Accuride Corporation to Mr. William M. Lasky attached as Exhibit (d)(3) and incorporated herein by reference.

  (4)
  The Letter dated May 17, 2010 from Accuride Corporation to Mr. James H. Woodward, Jr. attached as Exhibit (d)(4) and incorporated herein by reference.

  (5)
  The Accuride Corporation 2010 Incentive Award Plan attached as Exhibit (d)(5) and incorporated herein by reference.

  (6)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Executive Compensation" and the Form of Accuride Corporation 2010 Initial Grant Restricted Stock Unit Awards attached as Exhibit (d)(6) and incorporated herein by reference.

  (7)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Executive Compensation" and the Form of Accuride Corporation 2010 Annual Grant Restricted Stock Unit Award attached as Exhibit (d)(7) and incorporated herein by reference.

  (8)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Executive Compensation" and the Form of Restricted Stock Unit Agreement attached as Exhibit (d)(8) and incorporated herein by reference.

        The Company is party to the following agreements, arrangements or understandings with respect to the Convertible Notes:

  (1)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Description of Our Convertible Notes" and the Indenture, dated as of February 26, 2010, by and among Accuride Corporation, Accuride Corporation's direct and indirect domestic subsidiaries and Wilmington Trust FSB, with respect to $140.0 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020, attached as Exhibit (d)(9) and incorporated herein by reference.

  (2)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Description of Our Convertible Notes" and "Description of Capital Stock" and the Registration Rights Agreement, dated February 26, 2010, by and between Accuride Corporation and each of the Holders party thereto attached as Exhibit (d)(10) and incorporated herein by reference.

        The Company is party to the following agreements, arrangements or understandings with respect to its 9.5% First Priority Senior Secured Notes due 2018:

  (1)
  The information contained in The Form of 9.5% First Priority Senior Secured Notes due 2018 attached as Exhibit (d)(11) and incorporated herein by reference.

  (2)
  The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Description of Other Indebtedness" and the Indenture, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation's domestic subsidiaries, Wilmington Trust FSB, as trustee, and Deutsche Bank Trust Company Americas, as notes priority collateral agent, registrar and paying agent, with respect to $310.0 million aggregate principal amount of 9.5% First Priority Senior Secured Notes due 2018, attached as Exhibit (d)(12) and incorporated herein by reference.

  (3)
  The Registration Rights Agreement, dated July 29, 2010, by and between Accuride Corporation and each of the Holders party thereto attached as Exhibit (d)(13) and incorporated herein by reference.

  (4)
  The Intercreditor Agreement, dated July 29, 2010, between Deutsche Bank Trust Company Americas, as initial ABL agent, and Deutsche Bank Trust Company Americas, as Senior Secured Notes Collateral Agent, and acknowledged by Accuride Corporation and its domestic subsidiaries, attached as Exhibit (d)(14) and incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Summary," "Questions and Answers About the Conversion Offer and Consent Solicitation" and "The Conversion Offer and Consent Solicitation—Purpose and Effect" is incorporated herein by reference.

        (b)   All Convertible Notes that are accepted for conversion in the Conversion Offer will be retired and cancelled.

        (c)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Summary" and "Capitalization" is incorporated herein by reference. Except as disclosed in the Offer to Convert and Consent Solicitation/Prospectus, neither the Company nor, to the best of the

Company's knowledge and belief, any of the Company's executive officers or directors have any plans, proposals or negotiations that relate to or would result in any of the matters identified in Items 1006(c)(1) through (10) of Regulation M-A.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Fees and Expenses" is incorporated herein by reference. All fees and expenses relating to the Conversion Offer will be paid by the Company out of cash on hand or other cash reserves. The Company will also pay cash in lieu of fractional shares in the Conversion Offer out of cash on hand.

        (b)   Not applicable.

        (d)   Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Interests of Directors and Officers" is incorporated herein by reference.

        (b)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Interests of Directors and Officers" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Dealer Managers," "Information Agent" and "Conversion Agent" is incorporated herein by reference. None of the Company, the Dealer Managers, the Conversion Agent, the Trustee or the Information Agent is making any recommendation as to whether holders of the Convertible Notes should surrender their Convertible Notes for conversion in the Conversion Offer.

ITEM 10.    FINANCIAL STATEMENTS.

        Financial information incorporated by reference in response to this Item 10 may be inspected, and copies thereof obtained, in the manner described in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Where You Can Find Additional Information."

        (a)   Financial Information.

          (1)   Audited financial statements of the Company and related notes thereto as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, which can be found beginning on page F-1 of the Offer to Convert and Consent Solicitation/Prospectus, are incorporated herein by reference.

          (2)   Unaudited financial statements of the Company and related notes thereto for the six month periods ending June 30, 2009 and 2010, which can be found beginning on page F-56 of the Offer to Convert and Consent Solicitation/Prospectus, are incorporated herein by reference.

          (3)   Information on the Company's ratio of earnings to fixed charges, set forth in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Ratio of Earnings to Fixed Charges" is incorporated herein by reference.

          (4)   The Company's book value per common share as of December 31, 2009 was negative $5.85.

        (b)   Pro Forma Information.    The information contained in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Unaudited Pro Forma Condensed Consolidated Financial Information" is incorporated herein by reference.

        (c)   Summary Information.    The information contained in the Offer to Convert and Consent Solicitation/Prospectus in the section titled "Summary—Summary Historical and Pro Forma Financial Information and Other Data" is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)   (1)-(5). The information contained in the Offer to Convert and Consent Solicitation/Prospectus in the sections titled "Questions and Answers About the Conversion Offer and Consent Solicitation," "The Conversion Offer and Consent Solicitation" and "Interests of Directors and Officers" is incorporated herein by reference.

        (b)   The information contained in the Offer to Convert and Consent Solicitation/Prospectus and the related Letter of Transmittal and Consent is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(i)*	Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(ii)*	Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(4)(i)	Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed October 22, 2010).
(b)	None.
(d)(1)	The Third Amended Joint Plan of Reorganization for Accuride Corporation, et al. (incorporated as exhibit 2.1 to the Form 8-K filed on February 22, 2010).
(d)(2)	The Confirmation Order for Third Amended Plan of Reorganization for Accuride Corporation, et al. (incorporated as exhibit 2.2 to the Form 8-K filed on February 22, 2010).
(d)(3)	Letter dated May 17, 2010 from Accuride Corporation and Mr. William M. Lasky (incorporated as exhibit 10.3 to Form 10-Q filed on May 17, 2010).
(d)(4)	Letter dated May 17, 2010 from Accuride Corporation and Mr. James H. Woodward, Jr. Previously (incorporated as exhibit 10.4 to Form 10-Q filed on May 17, 2010).
(d)(5)	Accuride Corporation 2010 Incentive Award Plan (incorporated as exhibit 4.3 to Form S-8 filed on August 3, 2010).

(d)(6)	Form of Accuride Corporation 2010 Initial Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation (incorporated as exhibit 4.4 to Form S-8 filed on August 3, 2010).
(d)(7)
Form of Accuride Corporation 2010 Annual Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation. Previously (incorporated as exhibit 4.5 to Form S-8 filed on August 3, 2010).
(d)(8)	Form of Restricted Stock Unit Agreement (incorporated as exhibit 10.5 to Form 10-Q filed on May 17, 2010).
(d)(9)
Indenture, dated as of February 26, 2010, by and among Accuride Corporation, Accuride Corporation's direct and indirect domestic subsidiaries and Wilmington Trust FSB, with respect to $140.0 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020 (incorporated as exhibit 4.1 to the Form 8-K filed on March 4, 2010 (Acc. No. 0001104659-10-012168)).
(d)(10)
Registration Rights Agreement, dated February 26, 2010, by and between Accuride Corporation and each of the Holders party thereto. Previously (incorporated as exhibit 4.3 to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010).
(d)(11)	Form of 9.5% First Priority Senior Secured Notes due 2018 (incorporated and included in exhibit 4.1 to Form 8-K filed on August 2, 2010).
(d)(12)
Indenture, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation's domestic subsidiaries, Wilmington Trust FSB, as trustee, and Deutsche Bank Trust Company Americas, as notes priority collateral agent, registrar and paying agent, with respect to $310.0 million aggregate principal amount of 9.5% First Priority Senior Secured Notes due 2018 (incorporated as exhibit 4.1 to Form 8-K filed on August 2, 2010).
(d)(13)	Registration Rights Agreement, dated July 29, 2010, by and between Accuride Corporation and each of the Holders party thereto (incorporated as exhibit 4.3 to Form 8-K filed on August 2, 2010).
(d)(14)
Intercreditor Agreement, dated July 29, 2010, between Deutsche Bank Trust Company Americas, as initial ABL agent, and Deutsche Bank Trust Company Americas, as Senior Secured Notes Collateral Agent, and acknowledged by Accuride Corporation and its domestic subsidiaries (incorporated as exhibit 4.4 to Form 8-K filed on August 2, 2010).
(g)	None.
(h)(1)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 filed October October 22, 2010).
(h)(2)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed OctoberOctober 22, 2010).

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCURIDE CORPORATION
By:	/s/ STEPHEN A. MARTIN, ESQ.
Name: Stephen A. Martin, Esq.
Title: Senior Vice President/General Counsel

Dated: October 22, 2010

 EXHIBIT INDEX

(a)(1)(i)*	Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(ii)*	Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-4 filed October 22, 2010).
(a)(4)(i)	Offer to Convert and Consent Solicitation/Prospectus, dated October 22, 2010 (incorporated by reference to the Registration Statement on Form S-4 filed October 22, 2010).
(b)	None.
(d)(1)	The Third Amended Joint Plan of Reorganization for Accuride Corporation, et al. (incorporated as exhibit 2.1 to the Form 8-K filed on February 22, 2010).
(d)(2)	The Confirmation Order for Third Amended Plan of Reorganization for Accuride Corporation, et al. (incorporated as exhibit 2.2 to the Form 8-K filed on February 22, 2010).
(d)(3)	Letter dated May 17, 2010 from Accuride Corporation and Mr. William M. Lasky (incorporated as exhibit 10.3 to Form 10-Q filed on May 17, 2010).
(d)(4)	Letter dated May 17, 2010 from Accuride Corporation and Mr. James H. Woodward, Jr. Previously (incorporated as exhibit 10.4 to Form 10-Q filed on May 17, 2010).
(d)(5)	Accuride Corporation 2010 Incentive Award Plan (incorporated as exhibit 4.3 to Form S-8 filed on August 3, 2010).
(d)(6)
Form of Accuride Corporation 2010 Initial Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation (incorporated as exhibit 4.4 to Form S-8 filed on August 3, 2010).
(d)(7)
Form of Accuride Corporation 2010 Annual Grant Restricted Stock Unit Award to be entered into by Accuride Corporation and individual directors of Accuride Corporation (incorporated as exhibit 4.5 to Form S-8 filed on August 3, 2010).
(d)(8)	Form of Restricted Stock Unit Agreement (incorporated as exhibit 10.5 to Form 10-Q filed on May 17, 2010).
(d)(9)
Indenture, dated as of February 26, 2010, by and among Accuride Corporation, Accuride Corporation's direct and indirect domestic subsidiaries and Wilmington Trust FSB, with respect to $140.0 million aggregate principal amount of 7.5% Senior Convertible Notes due 2020 (incorporated as exhibit 4.1 to the Form 8-K filed on March 4, 2010 (Acc. No. 0001104659-10-012168)).
(d)(10)
Registration Rights Agreement, dated February 26, 2010, by and between Accuride Corporation and each of the Holders party thereto (incorporated as exhibit 4.3 to the Form 8-K (Acc. No. 0001104659-10-012168) filed on March 4, 2010).
(d)(11)	Form of 9.5% First Priority Senior Secured Notes due 2018 (incorporated as and included in exhibit 4.1 to Form 8-K filed on August 2, 2010).

(d)(12)	Indenture, dated July 29, 2010, by and among Accuride Corporation, Accuride Corporation's domestic subsidiaries, Wilmington Trust FSB, as trustee, and Deutsche Bank Trust Company Americas, as notes priority collateral agent, registrar and paying agent, with respect to $310.0 million aggregate principal amount of 9.5% First Priority Senior Secured Notes due 2018 (incorporated as exhibit 4.1 to Form 8-K filed on August 2, 2010).
(d)(13)	Registration Rights Agreement, dated July 29, 2010, by and between Accuride Corporation and each of the Holders party thereto (incorporated as exhibit 4.3 to Form 8-K filed on August 2, 2010).
(d)(14)
Intercreditor Agreement, dated July 29, 2010, between Deutsche Bank Trust Company Americas, as initial ABL agent, and Deutsche Bank Trust Company Americas, as Senior Secured Notes Collateral Agent, and acknowledged by Accuride Corporation and its domestic subsidiaries (incorporated as exhibit 4.4 to Form 8-K filed on August 2, 2010).
(g)	None.
(h)(1)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 filed October October 22, 2010).
(h)(2)	Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed OctoberOctober 22, 2010).

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX